Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED
2004 JUN -3 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 26, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

04030531

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose copies of:

1. Form 16, Annual Report, as per Company Act of British Columbia filed February 3, 2004
2. Form 1 – Change in Issued and Outstanding Securities for April 2004 submitted to the Toronto Stock Exchange
3. News Releases dated May 10, 2004, May 14, 2004 and May 21, 2004
4. Material Change Report dated May 21, 2004
5. Form 6 – Distribution of Securities dated May 14, 2004 submitted to the Toronto Stock Exchange
6. Form 7 – Mining Company Report dated May 14, 2004 submitted to the Toronto Stock Exchange
7. 2003 Annual Report, Letter to Shareholders / Notice of Annual General Meeting / Information Circular Information Circular dated April 28, 2004, Form of Proxy and Return Card
8. Technical Report – Mount Polley Mine 2004 dated May 18, 2004 along with Consent of Author
9. Annual Information Form dated May 19, 2004
10. First Quarter Report for three months ended March 31, 2004

Yours truly,

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

IMPERIAL METALS CORPORATION
Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

dlw 6/10

Enclosure

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company
Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change
May 21, 2004

Item 3 News Release
May 21, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on May 21, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change
Imperial Metals Corporation reported that it has intersected 273.2 metres grading 0.72% copper, 0.36 g/t gold, and 1.32 ppm silver in Springer hole SD04-11 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 73.8 metres grading 1.62% copper, 0.62 g/t gold, and 2.64 ppm silver.

Item 5 Full Description of Material Change
Imperial Metals Corporation reported it has intersected 273.2 metres grading 0.72% copper, 0.36 g/t gold, and 1.32 ppm silver in Springer hole SD04-11 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 73.8 metres grading 1.62% copper, 0.62 g/t gold, and 2.64 ppm silver.

Hole SD04-11 was drilled in a westerly direction at a dip of 57 degrees. The reported mineralization was intersected from 282.5 metres to 555.7 metres. This hole was extended from a planned length of 700 metres to 1,004 metres as it remained in hydrothermal breccia, which hosts mineralization at Mount Polley.

The reported mineralized intersection occurs approximately 50 metres south of the mineralized intersection in hole SD03-01 which measured 466 metres grading 0.49 % copper, 0.36 g/t gold and 0.93 ppm silver including 52.5 metres grading 1.14 % copper, 0.81 g/t gold and 1.44 ppm silver.

Increased silver to gold ratios in the 73.8 metre higher grade interval of hole SD04-11 may indicate a change in the style of mineralization moving south in the Springer Zone as higher silver to gold ratios are characteristic of the higher grade mineralization encountered in the Northeast Zone.

A total of 11 holes have now been completed in the Springer Zone. Assays have been received for holes SD03-01 to SD04-09, and for part of SD04-11. Selected mineralized intervals are provided in the table below. Refer to Company website for a complete drill hole table and drill plan.

Springer Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-07	648.3	20.4	-	41.8	21.5	0.43	0.48
and		66.2	-	112.5	46.3	0.43	0.48
SD04-08	648.3	3.4	-	177.5	174.2	0.32	0.30
and		217.5	-	382.5	165.0	0.32	0.35
SD04-09	669.0	3.1	-	287.5	284.5	0.33	0.25
SD04-11*	1004.0	282.5	-	555.7	273.2	0.72	0.35
and		467.5	-	541.3	73.8	1.62	0.62

* assay results for intervals above 150 metres and below 560 metres have not yet been received

Two rigs are testing the Springer Zone at depth where long intervals of mineralization continue to be intersected below the previously established mineral resource.

Northeast Zone

With only limited access to due to winter and spring break-up ground conditions, recent drilling remained focused on defining the Northeast Zone within its known strike length.

Confidence levels in the continuity and grade of the Northeast Zone, as presently known, continue to increase with several new holes intersecting significant intervals of high grade copper, gold and silver mineralization. The best of these was hole WB04-59 which intersected 149.3 metres grading 1.37% copper, 0.58 g/t gold and 11.15 ppm silver. Included in this interval are 17.5 metres grading 4.93% copper, 3.81 g/t gold and 42.0 ppm silver. With the exception of hole WB04-69, results have now been received for drill holes WB04-52 to WB04-71.

Holes WB04-68, 70 and 71 were drilled to test geophysical and trench anomalies in the vicinity of the Northeast Zone. All other holes were aimed at defining the zone within its known strike extension. Selected mineralized intervals are provided in the table below. Refer to Company website for drill hole and IP survey geophysical anomaly locations, complete drill hole table and drill plans.

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-52	242.6	56.7	-	122.5	65.8	0.60	0.19	3.96
including		56.7	-	68.4	11.7	1.83	0.46	11.45
WB04-53	171.6	10.0	-	144.3	134.3	1.70	0.56	10.62
including		17.5	-	81.4	63.9	1.87	0.49	11.85
including		96.5	-	128.5	32.0	2.99	0.44	17.58
WB04-54	230.1	88.0	-	102.5	14.5	0.36	0.02	2.55
and		137.5	-	195.0	57.5	1.09	0.34	7.25
WB04-55	185.0	3.1	-	10.0	7.0	0.79	0.61	7.84
and		68.4	-	76.7	8.3	0.31	0.13	3.54
and		95.5	-	122.5	27.0	0.55	0.20	4.27
WB04-56	215.5	85.0	-	195.4	110.4	1.11	0.33	8.17
WB04-57	170.1	105.0	-	107.5	2.5	1.30	0.06	12.20
WB04-58	209.1	142.5	-	144.4	1.9	0.72	0.20	3.54
WB04-59	224.6	27.5	-	176.8	149.3	1.37	0.58	11.15
including		27.5	-	107.5	80.0	2.32	1.07	19.70
including		57.5	-	75.0	17.5	4.93	3.81	42.00

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-60	273.4	137.3	-	242.5	105.2	1.03	0.34	8.49
including		155.0	-	176.6	21.6	2.70	1.19	27.10
WB04-61	155.8	26.9	-	112.5	85.6	0.56	0.25	3.73
WB04-63	352.7	139.5	-	289.5	150.0	0.48	0.09	1.92
WB04-64	269.8	90.0	-	237.5	147.5	0.59	0.18	3.52
including		182.9	-	200.0	17.2	2.82	3.52	14.12
WB04-65	306.3	172.5	-	280.0	107.5	0.76	0.36	4.27
WB04-66	300.8	205.0	-	257.7	52.7	0.61	0.61	4.99
WB04-68	309.7	132.5	-	135.2	2.7	0.36	0.27	1.60
WB04-70	200.3	17.5	-	25.0	7.5	0.35	0.35	2.00
WB04-71	235.6	70.0	-	72.5	2.5	0.64	0.41	2.40
and		85.0	-	88.3	3.3	0.33	0.17	1.93
and		107.5	-	108.2	0.7	1.66	2.70	4.30
and		187.5	-	192.5	5.0	0.40	0.16	2.15

** no significant intercepts were received for holes WB04-51, 62 and 67

Drilling is now underway to test several strong chargeability anomalies and additional drill targets beyond the drilled limits of the Northeast Zone. An updated reserve/resource statement for the Northeast, Bell and Springer Zones is in preparation.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7 Omitted Information
Not applicable.

Item 8 Executive Officer
Andre Deepwell, Chief Financial Officer
Telephone 604.488.2666

Item 9 Date of Report
DATED at Vancouver, British Columbia, this 21st day of May, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

82-34714

RECEIVED
2004 JUN -3 A 10:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 6 Submission - Distribution of Securities

Issuer : Imperial Metals Corporation

Security Symbol	Number of Securities Issued & Outstanding	Number of freely tradeable securities held by the public	Number of public securityholders holding freely tradeable securities
III	25,618,889	10,834,379	2,698

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/14/2004 18:03:12
Last Updated:	05/14/2004 18:02:26

82-34714

Form 7 Submission – Mining Company / Oil & Gas Company Report

Issuer : Imperial Metals Corporation

Describe the main commodities sought or produced in the Issuer's operations:

copper, molybdenum, gold

Identify those directors or senior officers of the Issuer who provide technical expertise to the Issuer. See User Guide section "Filing Form 7" for definition of "technical expertise.":

Pierre Lebel, Brian Kynoch, Pat McAndless

***State the Issuer's revenues from the sale of resource-based commodities generated from ongoing operations in the most* recent fiscal year:**

46,513,146

Comment:

Expenditures by	Property Name, Commodity, Country	Ownership Interest & Nature of Interest	Acquisition and Land Costs (cash &/or shares)	Exploration Expenditures	Development Expenditures

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/14/2004 18:03:27
Last Updated:	05/14/2004 18:03:27

82-34714

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
BC0638507

Filed and Registered on February 3, 2004

RECEIVED
2004 JUN -3 A 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name:
IMPERIAL METALS CORPORATION

Registered Office Address:

200 580 HORNBY ST
VANCOUVER BC
V6C3B6

Date of Incorporation, Amalgamation or Continuation:
December 6, 2001

Date of Annual Report:
December 6, 2003

Directors and Officers

Name	Residential Address & Postal Code
BUDHAI, RIO	11331 THORPE ROAD RICHMOND, BC , V6X 1J5
Director: No **Officer:** Yes **Title:** ASST. SECRETARY	
DEEPWELL, ANDRE H.	7505 KILREA PLACE BURNABY, BC , V5A 3N8
Director: No **Officer:** Yes **Title:** SECRETARY, CFO	
FINDLAY, KELLY	1800 LAYTON DRIVE NORTH VANCOUVER, BC , V7H 1X9
Director: No **Officer:** Yes **Title:** TREASURER	
GEIB, K. PETER	CRONSTETTENSTR. 52 60322 FRANKURT AM MAIN GERMANY
Director: Yes **Officer:** No	
KYNOCH, J. BRIAN	2798 WEST 36TH AVENUE VANCOUVER BC , V6N 2P8
Director: Yes **Officer:** Yes **Title:** PRESIDENT	
LEBEL, PIERRE	629 VERONA PLACE NORTH VANCOUVER BC , V7N 3A4
Director: Yes **Officer:** Yes **Title:** CHAIR	
MCANDLESS, PATRICK M.	6640 JUNIPER DRIVE RICHMOND, BC , V7E 4Z6
Director: No **Officer:** Yes **Title:** VICE PRESIDENT	
MOELLER, LARRY G.J.	3220, 255 - 5TH AVENUE S.W. CALGARY AB , T2P 3G6
Director: Yes **Officer:** No	

End of Annual Report

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Imperial Metals Corporation
Symbol : III
Reporting Period: 04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance : 25,544,764 As at : 04/01/2004

	Effect on Issued & Outstanding Securities
Stock Option Plan	25,000
Other Issuances and Cancellations	73,000

Issued & Outstanding Closing Balance : 25,642,764

Stock Option Plan

Stock Options Outstanding Opening Balance: 1,040,000 As at : 04/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/05/2004	N		10,000		
Filer's comment Exercise by Frank Zubek @ $0.50.					
04/07/2004	N		10,000		
Filer's comment Exercise by John Holden @ $0.50.					
04/29/2004	N		5,000		
Filer's comment Exercise by Suzie Ratsch @ $0.50.					
Totals		0	25,000	0	0

Stock Options Outstanding Closing Balance: 1,015,000 As at : 04/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/08/2004	Warrants	1,875
Filer's comment Exercise of share purchase warrants @ $5.50.		
04/07/2004	Warrants	37,250
Filer's comment Exercise of share purchase warrants @ $5.50		
04/08/2004	Warrants	15,000
Filer's comment Exercise of share purchase warrants @ $5.50.		
04/29/2004	Warrants	10,000

Filer's comment

Exercise of share purchase warrants @ $5.50.

04/29/2004	Warrants	3,000

Filer's comment

Exercise of share purchase warrants @ $5.50

04/30/2004	Warrants	5,875

Filer's comment

Exercise of share purchase warrants @ $5.50

Totals		73,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/05/2004 18:28:21
Last Updated:	05/05/2004 17:44:10

82-34714

Imperial Metals

RECEIVED
2004 JUN -3 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports 2003 Financial Results

Vancouver (May 10, 2004) – Imperial Metals reports 2003 revenues of $47.2 million and an operating income of $2.6 million, compared to revenues of $47.2 million and an operating loss of $10.2 million in 2002. Cash flow from operations was $2.6 million, compared to $1.0 million in 2002.

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(000's)	*(000's)*
Revenues	$47,171	$47,239
Operating Income (Loss)	$2,592	$(10,157)
Cash Flow [(1)]	$2,560	$1,036
Cash Flow Per Share [(1)]	$0.12	$0.07
Net Income (Loss)	$3,376	$(22,968)
Basic and Diluted Income (Loss) Per Share	$0.16	$(1.46)

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd. The Company's share of Huckleberry's income, including equity income, totaled $5.8 million in 2003 compared to a loss of $16.2 million in 2002. The 2003 income from Huckleberry included a $11.3 million foreign exchange gain on long term debt compared to a $0.5 million gain in 2002.

Imperial Metals is an operating mining company based in Vancouver, British Columbia. For additional information on operations and exploration activities, visit the Company's website www.imperialmetals.com or contact:

Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

-30-

[(1)] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Results for First Quarter 2004

Vancouver (May 14, 2004) - Imperial Metals Corporation (III:TSX) reports the Company ended the first quarter period at March 31, 2004 in a strong financial position with $9.0 million in working capital, including $8.8 million in cash. The funds are being invested in exploration and preparation of the Mount Polley mine for resumption of operations.

Imperial's comparative financial results for the three months ended March 31, 2004 and March 31, 2003 are summarized below and discussed in detail in the attached Management's Discussion and Analysis. Reduced revenues are the result of a change in the method of accounting for the operations of Imperial's 50% owned Huckleberry Mines Ltd.

(unaudited)	March 31, 2004	March 31, 2003 *(Restated)*
Revenues	$296,000	$13,376,000
Net Loss	$697,000	$393,000
Net Loss Per Share	$0.03	$0.02
Cash Flow (1)	$(530,000)	$(576,000)
Cash Flow Per Share (1)	$(0.02)	$(0.03)

Imperial is an operating mining company based in Vancouver, British Columbia. The Company's First Quarter Report for the period ended March 31, 2004, as well as information on operations and exploration activities, is available on the company website www.imperialmetals.com ,

(1) Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Intercepts High Grade Mineralization at Springer

Vancouver (May 21, 2004) - Imperial Metals Corporation (III-TSX) has intersected 273.2 metres grading 0.72% copper, 0.36 g/t gold, and 1.32 ppm silver in Springer hole SD04-11 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 73.8 metres grading 1.62% copper, 0.62 g/t gold, and 2.64 ppm silver.

Hole SD04-11 was drilled in a westerly direction at a dip of 57 degrees. The reported mineralization was intersected from 282.5 metres to 555.7 metres. This hole was extended from a planned length of 700 metres to 1,004 metres as it remained in hydrothermal breccia, which hosts mineralization at Mount Polley.

The reported mineralized intersection occurs approximately 50 metres south of the mineralized intersection in hole SD03-01 which measured 466 metres grading 0.49 % copper, 0.36 g/t gold and 0.93 ppm silver including 52.5 metres grading 1.14 % copper, 0.81 g/t gold and 1.44 ppm silver.

Increased silver to gold ratios in the 73.8 metre higher grade interval of hole SD04-11 may indicate a change in the style of mineralization moving south in the Springer Zone as higher silver to gold ratios are characteristic of the higher grade mineralization encountered in the Northeast Zone.

A total of 11 holes have now been completed in the Springer Zone. Assays have been received for holes SD03-01 to SD04-09, and for part of SD04-11. Selected mineralized intervals are provided in the table below. Refer to Company website for a complete drill hole table and drill plan.

Springer Zone Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-07	648.3	20.4	-	41.8	21.5	0.43	0.48
and		66.2	-	112.5	46.3	0.43	0.48
SD04-08	648.3	3.4	-	177.5	174.2	0.32	0.30
and		217.5	-	382.5	165.0	0.32	0.35
SD04-09	669.0	3.1	-	287.5	284.5	0.33	0.25
SD04-11*	1004.0	282.5	-	555.7	273.2	0.72	0.35
and		467.5	-	541.3	73.8	1.62	0.62

* assay results for intervals above 150 metres and below 560 metres have not yet been received

Two rigs are testing the Springer Zone at depth where long intervals of mineralization continue to be intersected below the previously established mineral resource.

Northeast Zone

With only limited access to due to winter and spring break-up ground conditions, recent drilling remained focused on defining the Northeast Zone within its known strike length.

Confidence levels in the continuity and grade of the Northeast Zone, as presently known, continue to increase with several new holes intersecting significant intervals of high grade copper, gold and silver mineralization. The best of these was hole WB04-59 which intersected 149.3 metres grading 1.37% copper, 0.58 g/t gold and 11.15 ppm silver. Included in this interval are 17.5 metres grading 4.93% copper, 3.81 g/t gold and 42.0 ppm silver. With the exception of hole WB04-69, results have now been received for drill holes WB04-52 to WB04-71.

Holes WB04-68, 70 and 71 were drilled to test geophysical and trench anomalies in the vicinity of the Northeast Zone. All other holes were aimed at defining the zone within its known strike extension. Selected mineralized intervals are provided in the table below. Refer to Company website for drill hole and IP survey geophysical anomaly locations, complete drill hole table and drill plans.

Northeast Zone	Total	Metre Interval			Interval	Copper	Gold	Silver
Drill Hole #	Length (m)	from	-	to	Length	%	g/t	ppm
WB04-52	242.6	56.7	-	122.5	65.8	0.60	0.19	3.96
including		56.7	-	68.4	11.7	1.83	0.46	11.45
WB04-53	171.6	10.0	-	144.3	134.3	1.70	0.56	10.62
including		17.5	-	81.4	63.9	1.87	0.49	11.85
including		96.5	-	128.5	32.0	2.99	0.44	17.58
WB04-54	230.1	88.0	-	102.5	14.5	0.36	0.02	2.55
and		137.5	-	195.0	57.5	1.09	0.34	7.25
WB04-55	185.0	3.1	-	10.0	7.0	0.79	0.61	7.84
and		68.4	-	76.7	8.3	0.31	0.13	3.54
and		95.5	-	122.5	27.0	0.55	0.20	4.27
WB04-56	215.5	85.0	-	195.4	110.4	1.11	0.33	8.17
WB04-57	170.1	105.0	-	107.5	2.5	1.30	0.06	12.20
WB04-58	209.1	142.5	-	144.4	1.9	0.72	0.20	3.54
WB04-59	224.6	27.5	-	176.8	149.3	1.37	0.58	11.15
including		27.5	-	107.5	80.0	2.32	1.07	19.70
including		57.5	-	75.0	17.5	4.93	3.81	42.00
WB04-60	273.4	137.3	-	242.5	105.2	1.03	0.34	8.49
including		155.0	-	176.6	21.6	2.70	1.19	27.10
WB04-61	155.8	26.9	-	112.5	85.6	0.56	0.25	3.73
WB04-63	352.7	139.5	-	289.5	150.0	0.48	0.09	1.92
WB04-64	269.8	90.0	-	237.5	147.5	0.59	0.18	3.52
including		182.9	-	200.0	17.2	2.82	3.52	14.12
WB04-65	306.3	172.5	-	280.0	107.5	0.76	0.36	4.27
WB04-66	300.8	205.0	-	257.7	52.7	0.61	0.61	4.99
WB04-68	309.7	132.5	-	135.2	2.7	0.36	0.27	1.60
WB04-70	200.3	17.5	-	25.0	7.5	0.35	0.35	2.00
WB04-71	235.6	70.0	-	72.5	2.5	0.64	0.41	2.40
and		85.0	-	88.3	3.3	0.33	0.17	1.93
and		107.5	-	108.2	0.7	1.66	2.70	4.30
and		187.5	-	192.5	5.0	0.40	0.16	2.15

** no significant intercepts were received for holes WB04-51, 62 and 67

Drilling is now underway to test several strong chargeability anomalies and additional drill targets beyond the drilled limits of the Northeast Zone. An updated reserve/resource statement for the Northeast, Bell and Springer Zones is in preparation.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional information refer to the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals